EGPI\Firecreek, Inc.
Corporate Executive Offices:
6564 Smoke Tree Lane
Town of Paradise Valley, Arizona 85253, USA
Tel: (480) 948.6581
Fax: (480) 443.1403
Firecreek Petroleum, Inc.
Corporate Headquarters

Dated: December 17, 2007

Attn: Mr. Ronald M. Winfrey

Oil and Gas, Engineering

U.S. Securities and Exchange Commission

Sent Via Facsimile

100 F Street NE

Washington, D.C. 20549-7010

Telephone: 1 (202) 551-3704

Facsimile: 1 (202) 772-9220

Re: EGPI Firecreek, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Filed October 4, 2007, File No. 000-32507

Correspondence Review Letters Dated November 19, 2007, December 4, 2007

Telephone Call Correspondence From Mr. Winfrey, December 13, 2007

Dear Mr. Winfrey:

Thank you for your phone correspondence December 13, 2007. To address the subject matters of the call, we have enclosed the following additional responses numbered to coincide with the discussion as best we have understood. The enclosed additional information requested is related to Engineering comments primarily regarding the previous letter Dated December 4, 2007, and subsequent filing of the Company’s Form 10-KSB/A filed on December 4, 2007.

Engineering Comments

Notes to the Consolidated Financial Statements, page F-8

Supplemental Information on Natural Gas Operations, page F-15

8.   Also, your standardized measure line items do not present the $1.1 million in development costs. Please amend your document to include this significant cost.

Phone Discussion and Request: If understood correctly, that the $1.1 million was not referring to the amended response determined, but was  related to the standardized measure future costs or the proven undeveloped reserves.

Additional Response: We originally determined the $1.1 million from the standpoint of capital costs actually spent, vs future costs, since the $1.1 million referred had been included in the standardized measure future costs. This had made our understanding the question difficult during response processes therefore determining other areas of the report to be the potential difficulty or having need for further clarification.

Below for the standardized measure section we include the breakout of the 2006 future costs showing that the development costs were included, however, if the line in standardized measure which read Future production costs which included development had read Future production and development costs it would have been clearer—henceforth in the future we will try to be more precise, as the two words “and development” in the line item were inadvertently missed:

Future production Costs
2006				(other costs)
			Total	Total
	Operating		Production	Well Dev-Dr
	Costs	Taxes	Costs	Costs	Totals
Well 13-9	876,000	168,208	1,044,208	0	1,044,208
Well 7-16	762,000	178,180	940,180	0	940,180
Well 16-1	582,000	163,541	745,541	0	745,541
4 -Pud's	1,500,000	1,035,968	2,535,968	2,200,000	4,735,968
100%	3,720,000	1,545,897	5,265,897	2,200,000	7,465,897
50%	1,860,000	772,949	2,632,949	1,100,000	3,732,949

9.

We could not determine from your third party engineering report that the State 7-16 well is capable of commercial production. Please explain its status to us. If it has not demonstrated such productivity since its shut in prior to 1992, please remove its projected recovery from your disclosed proved reserves.

Phone Discussion and Request: That the request, if understood relevant to this item correctly, as related to comment 9. was essentially that comment 9. was meant to have been related to the 13-9 well, and not for the 7-16 well information addressed as provided in prior response.

Additional Response: This well, the 13-9, was determined by the operator and consultants on a log for log comparison to be the “best of” for the potential gas production expected of the 3 wells planned for initial workovers prior to contemplated drilling programs, due its shorter original production period historically established.  The Commencement of the workover program for the 13-9 well began approximately July of 2006, and later than the 16-1 and 7-16 workovers which commenced end of 2005. The 13-9 workover program began later upon completion of formal discussions, for finalization of third party farm out arrangements with our owner-operator, and with our then subsequent election opting in to proceed ahead with the 13-9 workover program.

The view of our operator and consultants is that like most older low pressure producing reservoirs these workover wells are sensitive to water intrusion which can limit the gas productivity of the wells. We have come to the understanding over time that the process of cleaning up water to make a commercial well in this area may in some cases last for a few days or a few weeks to many months, depending on many characteristics of the particular well, equipment, and geology, and other area related weather and technical issues, prior to experiencing a potential sudden shift to full production status.

This particular well encountered several issues during its workover which included a pipe separation during an initial frac test, delaying plans for a potential early completion and start up. Resolving those issues enough to retest and deploy subsequent fracing procedures, operator and crew then entered completion work for a potential start up of the 13-9 reporting very good pressure on the casing and likelihood of very good production levels to be achieved from both the Almond and Lewis sand formations. During completion processes including swabbing to bring on production, operations reported encountering a vacuum issue-anomaly, determined thereafter to be coming from the Almond formation which apparently had sucked back all of the fracing fluid from the well into the Almond zone. With various review analysis and consultants recommendations, the operator then implemented procedures to put a one way valve in the well to commence production for the Lewis allowing for the Almond formation to also have a route to show back up if it would. As reported by the operator, then when just bringing the Lewis on production, activity and pressure from the Almond showed back up by way of frac fluid and gas that were re appearing through the one way check valve thus disturbing the Lewis coming in on production. We were then notified periodically over time of several attempts made procedurally to take off this fluid believed coming in from the Almond reservoir in an effort to bring this well on full production. Eventually operations determined the well should be put on pump jack to count and tune the flow of fluid and provide a method of timing for anticipated production start. Operator reported several occasions close to or actually being on full production. As the well was also able to power the pump jack with its own supply of gas, there was still just enough fluid-water coming in, in a way to upset the balance to bring the well fully on sustained commercial production for any length of time. By mid to end of September 2007 the operator and consultants decided for a call to commence a work program as to test first isolating the Almond formation, and done separately prior to commencing a packer work program to set a bridge plug just below the Lewis to plug back the Almond, isolating the Lewis formation to produce it in this well bore. Operator and consultants view for this well remain positive to make a commercial well.

Most recent report received on December 5, 2007 from the operator is as follows for the 13-9 well

Dec 1 got well on pump - went to running pump immediately from well gas, shut off propane

Dec 1	180 psi cp	6 bwpd
Dec 2	550 psi cp	3 bwpd
Dec 3	530 psi cp	8 bwpd
Dec 4	510 psi cp	5 bwpd
Dec 5	510 psi cp	6 bwpd

It was noted that we would see how water production is and how the cp - casing pressure - holds up and see if we cannot start selling gas soon. Depends on how much water the formation has drank before it starts producing- but the pressure was noted encouraging, having quickly ramped up to over 500 psi on the cp.

Depending on outcome we will revise projected recovery accordingly.

10.

We could not determine the following items from the proved undeveloped reserve analysis in your third party engineering report:

•

Production data prior to 1978;

Phone Discussion and Request:  If understanding the discussion request relevant to this item correctly, that the previous graphs were acknowledged, but what was the actual source or sources for the data prior to 1978?

Additional Response: Production data for each of the wells for this study was physically collected, retrieved, and compiled by Mike Borah (also listed as a bullet item page 7 therein the report) primarily on site from the library files stored and available at the WOGCC offices, as the WOGCC website started only with January 1978 data according to page 3 of the report. We understood that IHS did not have some or all of this information available.

•

Technical support for the 60% recovery efficiency in the Almond zone, as well as volumetric calculations used in the estimates;

Phone Discussion and Request: If understanding the request through discussion properly: in addition to the data contained in the reserve report and response relative thereto, that there were no cumulative vs. pressure plot graphs for review or included in the reserve report for review.

Additional Response: In addition to our prior response, there were no cumulative vs. pressure plot graphs included in or with the report, as this information was not available. As the actual recovery data to date was collected from WOGCC by the third party engineer for each of the wells listed in the report, it was utilized in addition to other information in the report to determine the recovery efficiency of 60%.

According to discussion with our third party engineer, listed on page 5 of the report OGIP recovery factor is 81.1% for the Lewis, and 34.1% for the Almond which is further discussed in the report as still having significant potential as the Almond is not yet fully developed. All other possible information was eliminated as a RF. Data utilized for determining OGIP used in part to determine the 60% recovery efficiency discussed, was then based on the actual historical well production data recovery to date, collected and compiled from WOGCC offices on site by the third party engineer, and such data utilized along with geological techniques discussed in the third party engineering report to determine the recovery efficiency.

If you have any questions or if there is anything I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Cordially,

EGPI Firecreek, Inc.

/s/ Dennis R. Alexander
Dennis R. Alexander
Chairman, President, CFO

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